Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX: 2390)

CHANGE OF NON-EXECUTIVE DIRECTOR

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The board (the “Board”) of directors (the “Directors”) of Zhihu Inc. (the “Company”) announces that Mr. Dingjia Chen (“Mr. Chen”) resigns as a non-executive Director with effect from March 7, 2023 to devote more time to his family and personal commitments.

Mr. Chen confirmed that (i) he has no disagreement with the Board; and (ii) there is no other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company or the Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Board would like to take this opportunity to express their sincere gratitude to Mr. Chen for his valuable contributions to the Company during his tenure of office.

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board is pleased to announce the appointment of Mr. Bing Yu (“Mr. Yu”) as a non-executive Director with effect from March 7, 2023.

Set out below is the biographical details of Mr. Yu:

Mr. Bing Yu, aged 43, is a non-executive director of the Company. Mr. Yu has served as the senior vice president at Kuaishou Technology (HKEX: 1024) since August 2016, primarily responsible for technology development, product testing, operation maintenance, and ToB business relating to StreamLake of the Kuaishou group. Before joining the Kuaishou group, Mr. Yu led video and infrastructure teams in multinational companies such as Hulu, LLC from September 2014 to August 2016 and FreeWheel Media Inc. from July 2010 to April 2013. Mr. Yu received his bachelor’s degree in engineering mechanics from Tsinghua University in Beijing, China in June 2002 and a master’s degree in software engineering from Tsinghua University in June 2006.

Mr. Yu has entered into a service agreement in respect of his appointment as a non-executive Director with the Company for a term of one year commencing from March 7, 2023, subject to re-election at the next general meeting of the Company in accordance with its articles of association. According to the terms of the said service agreement, Mr. Yu will not receive any emoluments from the Company as a non-executive director.

Save as disclosed above, Mr. Yu (i) does not hold any other positions with the Company or any members of the Group; (ii) does not have any relationship with any Directors, senior management or substantial shareholders or the controlling shareholders (has the meaning as defined under the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”)) of the Company; (iii) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); and (iv) has not held any other directorships in any other listed public companies in the last three years as of the date of this announcement.

Saved as disclosed above, as of the date of this announcement, there was no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules and there are no other matters relating to the proposed appointment of Mr. Yu as a non-executive Director that need to be brought to the attention of the shareholders of the Company.

The Board would like to express its warmest welcome to Mr. Yu on his appointment.

By order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, March 7, 2023

As of the date of this announcement, the Board comprises Mr. Yuan Zhou, Mr. Dahai Li and Mr. Henry Dachuan Sha as executive Directors, Mr. Zhaohui Li and Mr. Bing Yu as non-executive Directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive Directors.

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